UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 29, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Secures US$50 Million PIPE At US$7.50 Conversion Price Per Share

On July 29, 2026, VivoPower PLC (the “Company” or “VivoPower”) announced that it has secured a definitive US$50 million strategic private investment in public equity (PIPE) from a range of US, EU, UK and Nordic based institutional investors.

The strategic raising was led by New York based investment group Blue Sky Capital (BSC), a specialist and early investor in AI data centers globally. BSC was the first institutional investor in Nscale, a leading neocloud headquartered in the UK and with operations in the Nordics. Additional institutional participation was introduced by Arctic Securities as sole placement agent and includes UK and EU based infrastructure and real-estate focused institutional investors, together with Nordic family offices. Gulf Cooperation Council (GCC) based family offices and entities associated with Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, also participated in the transaction on the same terms.

The net proceeds from the PIPE transaction will be applied to VivoPower’s Mo i Rana AI data center operational conversion in Norway as well as for corporate debt reduction purposes.

The PIPE is primarily in the form of convertible preference shares with a US$7.50 per share conversion price that may convert into a fixed number of Class A Ordinary Shares, has a 6% annual PIK coupon and fixed price warrants priced at a premium to market.

Kevin Chin, Executive Chairman and Chief Executive Officer of VivoPower, said: “This strategic financing further strengthens VivoPower’s balance sheet and provides growth capital to accelerate our transition toward powered land and AI data center infrastructure commencing with Mo i Rana in Norway. We are pleased to have broadened our base of long-term oriented institutional investors who share our vision and recognize the value in what we are building.”

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or any other jurisdiction, and no such offer, solicitation or sale shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The securities were offered and sold only to Accredited Investors and non-US persons in reliance on Section 4(a)(2) of the Securities Act of 1933, Rule 506(b) of Regulation D thereunder (US tranche) and Regulation S (non-US tranche), and will be issued as “restricted securities” subject to a Rule 144 holding period.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, use of proceeds, capital deployment timing, operational conversion milestones or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1—	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman